SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940

ROGÉ PARTNERS FUNDS

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Bohemia and the state of New York on the 25th day of February, 2005.

                                                                                                                                                                                                                                                                                        SIGNATURE:   ROGÉ PARTNERS FUNDS

                                                                                                 By: /s/ Steven M. Rogé

                                                                                 Steven M. Rogé, President

                                                Attest:  /s/ Roseanne Grande

                                                            Roseanne Grande, Secretary